UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Show Me Ethanol, LLC

(Name of Issuer)

Class C Membership Units

(Title of Class of Securities)

Copy to:
Dennis Alt, General Manager P.O. Box 9 26530 E. Highway 24 Carrollton, Missouri 64633 (660) 542-6493	Paul William Bryan Cave LLP 1200 Main Street, Suite 3500 Kansas City, Missouri 64105 (816) 374-3266

(Name, address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 31, 2009

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box       ☐

SCHEDULE 13D	Page 2 of 7 Pages

1.	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Central Missouri Biofuels, LLC IRS#20-4937693
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Missouri
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 213 Class C Units
	8.	SHARED VOTING POWER 0 Class C Units
	9.	SOLE DISPOSITIVE POWER 213 Class C Units
	10.	SHARED DISPOSITIVE POWER 0 Class C Units
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 213 Class C Units
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐ N/A
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 100% of Class C Units (and 10% of total voting units of all classes)
14.	TYPE OF REPORTING PERSON Limited Liability Company

Item 1.	Security and Issuer

The class of equity securities to which this Schedule relates is the Class C Units (the “C Units”) of Show Me Ethanol, LLC, a Missouri limited liability company ( “SME”). The principal executive offices of SME are located at 26530 E. Highway 24, Carrollton, Missouri 64633.

SCHEDULE 13D	Page 3 of 7 Pages

Item 2.	Identity and Background

Central Missouri Biofuels, LLC (“Central Missouri) is a Missouri limited liability company with its principal office located at 807 Southwest Boulevard, Jefferson City, Missouri 65109. During the last five years, Central Missouri has not been convicted in a criminal proceeding. In addition, during the last five years, Central Missouri has not had a decree or final order entered against it to enjoin future violations of, or prohibiting or mandating activities subject to, federal or state securities laws.

Set forth on Schedule A attached hereto is the following information:

(a)	The name of each executive officer and member of Central Missouri;
(b)	The residence or business address of each such executive officer and member;
(c)	The present principal occupation or employment of each of such executive officer and member;
(d)	The name, principal business address of any corporation or other organization where such employment is conducted, in each case, as of the date hereof;
(e)

Whether or not, during the last five (5) years, such person has been convicted in a criminal proceeding (excluding traffic violations or semi-misdemeanors) and, if so, the dates, nature of conviction, name and location of court, and penalty imposed, or other disposition of the case;

(f)

Whether or not, during the last five (5) years, such person was a party to a civil proceeding or a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, the decree or final order joining violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with any respect to such law; and, if so, identify and describe such proceedings and summarize the terms of such judgment, decree or final order; and

(g)	The citizenship of the executive officer and member of Central Missouri.
II.	(a)	Name: Thomas G. Kolb
(b)	Address:
(c)-(d)	Occupation: Thomas G. Kolb is a director of Central Missouri.
(e)-(f)

Sanctions:   During the last five years, Thomas G. Kolb has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor has Thomas G. Kolb, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, a result of which was to subject it to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

SCHEDULE 13D	Page 4 of 7 Pages

(g)	Citizenship: United States of America

Item 3.	Source and Amount of Funds or Other Considerations

The C Units authorized for issuance by SME were reserved for sale to a group of investors. A total of 213 C Units have been issued at a price of $15,000 per unit, for total proceeds of $3,196,000, including $1,000 in subscription fees. On March 31, 2009 Central Missouri paid $700,268 as an additional equity contribution.

Item 4.	Purpose of Transaction

Central Missouri is a Class C investor that exerts influence on SME only through the one individual that it has a right to appoint on the board. Central Missouri has no voting agreements or contracts regarding or pertaining to its ownership of the Class C Units.

Item 5.	Interest in Securities of the Issuer

Items 7, 8, 9, 10, 11 and 13 of the inside cover page of this Schedule 13D are hereby incorporated by reference in response to this Item 5.

I.	Central Missouri
(a)	Central Missouri beneficially owns one hundred percent (100%) of the Class C Units (and 10% of total voting units of all classes) in Show Me Ethanol, LLC.
(b)	Central Missouri has not conducted any transactions that have effected the class of securities reported on within the past sixty days.
(c)	N/A.
(d)	N/A
II.	Thomas G. Kolb
(a)	Aggregate Number and Percentage of Class A Units Beneficially Owned:
16 units or .83% of the aggregate voting power of all classes of voting securities owned directly or indirectly as a member of the limited liability company which holds the 16 Class A Units.
(b)	Number of shares of Class A Units over which Reporting Person has
(i)	sole power to vote or direct the vote:
16 units or .83% of the aggregate voting power of all classes of voting securities owned directly or indirectly as a member of the limited liability company which holds the 16 Class A Units.

SCHEDULE 13D	Page 5 of 7 Pages

(ii)	shared power to vote or direct the vote:
16 units or .83% of the aggregate voting power of all classes of voting securities owned directly or indirectly as a member of the limited liability company which holds the 16 Class A Units.
(iii)	sole power to dispose or direct the disposition of:
16 units or .83% of the aggregate voting power of all classes of voting securities owned directly or indirectly as a member of the limited liability company which holds the 16 Class A Units.
(iv)	shared power to dispose or direct the disposition of:
16 units or .83% of the aggregate voting power of all classes of voting securities owned directly or indirectly as a member of the limited liability company which holds the 16 Class A Units.
(c)	None.
(d)	None.
(d)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

None

Item 7.	Material to be Filed as Exhibits

None

SCHEDULE 13D	Page 6 of 7 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of April 15, 2009.

/s/ Thomas G. Kolb
Thomas G. Kolb, Member
Central Missouri Biofuels, LLC

SCHEDULE 13D	Page 7 of 7 Pages

SCHEDULE A

The following is a list of the Executive Officers and Members of Central Missouri. During the last five years, none of the Officers or Members have been convicted in a criminal proceeding (excluding traffic violations or semi-misdemeanors). In addition, none of the Officers or Members have had a decree or final order entered against them with respect to federal or state securities laws.

Name & Address*	Business Information	Citizenship

Thomas G. Kolb	Member	U.S.A.